Hyperion Energy, Inc.
P.O. Box 152112
San Diego, California  92195

May 7, 2008

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:           Hyperion Energy, Inc.
Application for Withdrawal of Registration Statement on Form S-4
(File No. 333-145739)

Ladies and Gentlemen:

On August 28, 2007, Hyperion Energy, Inc. (“Hyperion”) filed a Registration Statement on Form S-4 (File No. 333-145739) with the Securities and Exchange Commission (the “Commission”).  Amendments 1 and 2 to the Registration Statement were subsequently filed with the Commission.  In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Hyperion hereby respectfully makes this application to withdraw the Registration Statement, together with all exhibits and amendments thereto.

No securities have been issued or sold under the Registration Statement, and the Registration Statement was not declared effective.

The reason for this withdrawal is that the Asset Purchase Agreement dated as of July 26, 2007 between Hyperion and Accountabilities, Inc. has been terminated.  As a result, the proposed business combination contemplated by the Asset Purchase Agreement will not occur.

Your assistance in this matter is greatly appreciated.  If you have any questions regarding this application for withdrawal, please contact Philip D. Forlenza at (732) 741-3900.

                                                       Very truly yours,

Hyperion Energy, Inc.

By:	/s/ Walter Reed
Name: Walter Reed
Title: President

cc:           Philip D. Forlenza